UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE STEPHAN CO.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

858603103
(CUSIP Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Signature

CUSIP NO. 858603103	SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard L. Scott

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(See Instructions)		(b) ☐

N/A

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

(7)	SOLE VOTING POWER
NUMBER OF	229,700
SHARES
BENEFICIALLY (8)	SHARED VOTING POWER
OWNED BY	-0-
EACH
REPORTING (9)	SOLE DISPOSITIVE POWER
PERSON WITH	229,700

(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
229,700

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.2%

(14)	TYPE OF REPORTING PERSON:
IN

Item 1. Security and Issuer

Common Stock, $.01 par value (the “Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1850 West McNab Road, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

This statement is filed by Richard L. Scott (the “Reporting Person”).

The business address of the Reporting Person is 1415 Panther Lane, Suite 322, Naples, Florida 34109.

The Reporting Person is a private investor.

The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

During the five years preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds of approximately $947,500 to acquire 229,700 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person purchased the Common Stock based upon the Reporting Person’s belief that the Common Stock, at current market prices, is undervalued and represents an attractive investment opportunity.

The Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other

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investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 Common Stock, or (j) or any action similar to the foregoing actions listed. The Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of the Common Stock or to sell part or all of his holdings of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

The 229,700 shares of the Common Stock owned by the Reporting Person constitute 5.2% of the outstanding Common Stock of the Issuer.

The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

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The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

09/22/03	23,500	$4.03	$94,725
09/23/03	20,000	4.23	84,585
09/26/03	14,500	4.08	59,175
09/29/03	2,800	4.05	11,327
09/30/03	15,800	4.05	64,027
10/01/03	2,500	4.10	10,240
10/02/03	14,700	4.12	60,594
10/03/03	18,400	4.14	76,191
10/06/03	12,000	4.14	49,695
10/13/03	9,500	4.14	39,345
10/14/03	12,700	4.14	52,593
10/15/03	7,400	4.14	30,651
10/21/03	53,000	4.14	219,435
10/22/03	15,000	4.14	62,115
10/27/03	3,400	4.14	14,091
10/28/03	4,500	4.14	18,645

	229,700		$947,434

The Common Stock was purchased by three different entities controlled by the Reporting Person, including 118,400 shares purchased by the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed As Exhibits

Not applicable.

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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	November 3, 2003

/s/ Richard L. Scott Richard L. Scott

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